SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11–K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

Commission file number: 000-11448

NewBridge Bank Employees’ 401(k) Plan

(Full title of the plan)

NewBridge Bancorp

(Name of issuer of securities)

1501 Highwoods Blvd., Suite 400, Greensboro, North Carolina 27410

(Address of issuer’s principal executive offices)

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2012 and 2011 and for the Years then Ended

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

NewBridge Bank Employees’ 401(k) Plan

Greensboro, North Carolina

We have audited the accompanying statement of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2011 were audited by other auditors whose report dated June 22, 2012 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 17, 2013

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

NewBridge Bank Employees’ 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina

June 22, 2012

5

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011

ASSETS

Investments:
Mutual funds	$13,155,881	$11,341,909
Common stock	1,833,323	1,374,709
Common collective trust	2,239,814	2,450,169
Total investments	17,229,018	15,166,787

Cash and cash equivalents	1,710	4,549

Receivables:
Notes receivable from participants	645,983	561,504
Employer contributions	600	-
Total receivables	646,583	561,504

Net assets available for benefits at fair value	17,877,311	15,732,840

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(123,408)	(123,448)

Net assets available for benefits	$17,753,903	$15,609,392

See notes to financial statements

6

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2012 and 2011

	2012	2011

Additions to net assets attributed to:

Investment income:
Net appreciation (depreciation) in fair value of investments	$1,871,106	$(536,334)

Interest income on notes receivable from participants	24,365	25,174

Contributions:
Employer	751,869	755,634
Participant	1,339,964	1,299,663
Rollover	167,703	147,350
Total contributions	2,259,536	2,202,647

Total additions to net assets	4,155,007	1,691,487

Deductions from net assets attributed to:

Benefits paid to participants	(1,970,969)	(2,081,439)

Administrative expenses	(39,527)	(46,815)

Total deductions from net assets	(2,010,496)	(2,128,254)

Net increase (decrease) in net assets available for benefits	2,144,511	(436,767)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,609,392	16,046,159

End of year	$17,753,903	$15,609,392

See notes to financial statements

7

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1	Description of Plan

The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which prevail in all cases.

General

The Plan was adopted by the Board of Directors of Lexington State Bank, the predecessor of NewBridge Bank (the “Bank”), to be effective as of January 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Bank is the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company.

Contributions

The Plan is sponsored by the Bank. For the years ended December 31, 2012 and 2011, employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) on the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Administrative Committee of the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Plan provides for a safe harbor matching contribution if elected by the Bank, in which case notice is given to the participants and eligible employees prior to the beginning of the next Plan year. The Bank’s matching contribution for 2012 and 2011 was 100% of the first 3% and 50% of the next 2% of a participant’s compensation deferred as an elective deferral. The Plan also provides for a discretionary matching contribution to be determined by the Bank. No additional contributions were made for the years ended December 31, 2012 and 2011. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions as well as the Bank’s contributions and Plan earnings (losses) and charged with benefit payments, transaction fees related to notes receivables from participants and distributions, and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

A participant’s interest in his or her account is 100% vested for all elective deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon. A participant’s interest in non-elective, non-safe harbor matching, and top heavy contribution accounts vests 20% each year of vesting service, becoming 100% vested in five years.

8

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the United States prime rate, as quoted in the Wall Street Journal, plus 1.00%, at the time the loan is made. At December 31, 2012, outstanding loans bore interest rates ranging from 4.25% to 7.50%. Principal and interest is paid ratably through periodic payroll deductions.

Benefit Payments

Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in NewBridge Bancorp common stock). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).

Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.

Forfeitures

For the years ended December 31, 2012 and 2011, forfeitures were immaterial.

Administrative Expenses

The Plan pays administrative expenses, including trustee and record keeping fees. Certain administrative functions are performed by employees of the Bank. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

2	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and present net assets available for benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

9

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among a variety of mutual funds, NewBridge Bancorp common stock fund and a common collective trust which is invested in a separate account guaranteed investment contract (the “GIC”), each offering different degrees of risk and return.

The Plan’s investments are stated at fair value. The fair value of common stock and mutual funds was determined by closing prices at the end of the Plan year. Shares of the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The separate account GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Interest income from notes receivable from participants is recorded when received. Dividend income is recorded on the ex-dividend date. Capital gains distributions are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing deposit accounts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This ASU establishes common fair value measurement and disclosure requirements in GAAP and IFRS through changes in the description and disclosure of fair value measurements, clarification about the application of existing requirements, and changes to particular principles for measuring fair value or for disclosing information about those measurements. This guidance is effective during the first interim period beginning after December 15, 2011. The application of this ASU did not have a material impact to the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Subsequent Events

The Plan has evaluated subsequent events through June 17, 2013, the date the financial statements were issued.

10

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

3	Common Collective Trust

The Plan invests in a common collective trust which is invested in a fully benefit-responsive separate account guaranteed investment contract. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

There are no reserves for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates at December 31 were approximately 3.75% and 2.52%, respectively, in 2012, and 6.45% and 2.96%, respectively, in 2011. The interest rate is reset quarterly based on market yields.

While investment contracts are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the common collective trust, with an adjustment to present contract value.

4	Investments

At December 31, 2012 and 2011, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	2012	2011
MetLife Stable Value Fund	$2,239,814	$2,450,169
Vanguard/Wellington Fund	2,022,431	1,777,245
Franklin Growth A Fund	1,920,716	1,700,013
American Funds Fundamental Investors	1,905,703	1,663,605
NewBridge Bancorp Common Stock	1,833,323	1,374,709
T. Rowe Price Mid Cap Growth Fund	1,642,845	1,409,124
PIMCO Total Return Admin Fund	1,511,094	1,340,522
American Funds EuroPacific Growth Fund	1,363,622	*

*Amount represents less than 5% of net assets at the end of the year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) had net appreciation (depreciation) in value during the year as follows:

	2012	2011
Mutual funds	$1,555,570	$(268,219)
Common stock	264,726	(286,022)
Common collective trust	50,810	17,907
Net appreciation (depreciation) in fair value of investments	$1,871,106	$(536,334)

11

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

5	Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets,

•	Quoted prices for identical or similar assets or liabilities in inactive markets,

•	Inputs other than quoted prices that are observable for the asset or liability, and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2012 and 2011. The determination of where an asset falls in the hierarchy requires significant judgment. The Plan evaluates its hierarchy disclosures each year and, based on various factors, it is possible that an asset may be classified differently from year-to-year. However, the Plan expects changes in classifications between levels will be rare. There were no such transfers in 2012 or 2011.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds: Valued at the closing price reported on the active markets on which the individual securities are traded.

12

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Common collective trust: This investment is valued using the Net Asset Value (“NAV”) provided by the Plan’s third-party administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The inputs used in valuing the underlying investments in the common collective trust include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data.

The following tables set forth investments measured at fair value on a recurring basis by level of inputs used in the valuation of each investment:

December 31, 2012 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$10,941,101	$-	$-	$10,941,101
Fixed income funds	2,214,780	-	-	2,214,780
Total mutual funds	13,155,881	-	-	13,155,881
Common stock	1,833,323	-	-	1,833,323
Common collective trust	-	2,239,814	-	2,239,814
Total investments at fair value	$14,989,204	$2,239,814	$-	$17,229,018

December 31, 2011 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$9,323,340	$-	$-	$9,323,340
Fixed income funds	2,018,569	-	-	2,018,569
Total mutual funds	11,341,909	-	-	11,341,909
Common stock	1,374,709	-	-	1,374,709
Common collective trust	-	2,450,169	-	2,450,169
Total investments at fair value	$12,716,618	$2,450,169	$-	$15,166,787

13

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

The following table sets forth the Plan’s common collective trust with a reported estimated fair value using net asset value per share at December 31:

	Fair Value*
					Other	Redemption
			Unfunded	Redemption	Redemption	Notice
	2012	2011	Commitment	Frequency	Restrictions	Period
Metlife Stable Value Fund(a)	$2,239,814	$2,450,169	None	Immediate	10-day delay at Trustee’s discretion	60 days if ≥ $1,000,000 or 10% of Plan’s assets in fund

*	The fair values of the investment have been estimated using the net asset value of the investment.
(a)	Seeks to provide a guarantee of both principal and interest for participant-initiated withdrawals.

6	Exempt Party-in-Interest Transactions

The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2012, the Bank paid some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid by the Plan for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totalled $39,527 and $46,815 for the years ended December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Plan held 395,966 and 355,222 shares, respectively, of NewBridge Bancorp’s common stock, with a cost basis of $1,583,824 and $1,660,732, respectively. During the years ended December 31, 2012 and 2011, the Plan did not record any dividend income from this common stock.

7	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8	Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Bank by letter dated March 9, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC, and the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

14

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

9	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their accounts.

10	Reconciliations to Form 5500

The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Net assets per the financial statements	$17,753,903	$15,609,392
Adjustment to contract value of common collective trust	123,408	123,448
Net assets per the Form 5500	$17,877,311	$15,732,840

	2012	2011
Net appreciation (depreciation) in fair value of investments per the financial statements	$1,871,106	$(536,334)
Change during the year in fair value compared to contract value of common collective trust	(40)	153,483
Net appreciation (depreciation) in investments per the Form 5500	$1,871,066	$(382,851)

15

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
TIN 56-0515961, PLAN NUMBER 003
December 31, 2012

(a)	(b)	(c)		(d)	(e)
		Description of
		investment
		including
		maturity date,
		rate of interest,
	Identity of issuer, borrower,	collateral, par or	Number of		Current
	lessor or similar party	maturity value	shares/units	Cost**	value

	Investments:
	MetLife Stable Value Fund	common collective trust	127,889		$2,239,814
	Vanguard/Wellington Fund	mutual fund	34,601		2,022,431
	Franklin Growth A Fund	mutual fund	37,951		1,920,716
	American Funds Fundamental Investors	mutual fund	46,720		1,905,703
*	NewBridge Bancorp Common Stock	common stock	395,966		1,833,323
	T. Rowe Price Mid Cap Growth Fund	mutual fund	29,092		1,642,845
	PIMCO Total Return Admin Fund	mutual fund	134,439		1,511,094
	American Funds EuroPacific Growth Fund	mutual fund	33,154		1,363,622
	Vanguard Small Cap Index	mutual fund	21,055		815,664
	PIMCO GNMA FD Institutional Fund	mutual fund	60,558		703,686
	T. Rowe Price Mid Cap Value Fund	mutual fund	26,360		633,687
	Ridgeworth Large Cap Value Equity Fund	mutual fund	34,905		495,995
	Oppenheimer Developing Markets Fund	mutual fund	4,026		140,438

	Total investments				$17,229,018

*	Participant loans***	interest rates ranging from 4.25% - 7.50% maturing through December 2017	-		$645,983

*	Denotes a party-in-interest as defined by ERISA.
**	Cost information omitted as all investments are participant directed.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NewBridge Bank Employees’ 401(k) Plan

Date: June 17, 2013	By:	/s/ Richard M. Cobb
Richard M. Cobb
Senior Vice President, Controller and
Chief Accounting Officer
NewBridge Bancorp and NewBridge Bank

17

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

18